SECURITIES AND EXCHANGE COMMISSION
 Washington, D.C.  20549

File No. 812-[  ]

In the Matter of

CHARLES SCHWAB & CO. INC.
211 Main Street
San Francisco, CA 94105

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.
 211 Main Street
San Francisco, CA 94105

 July 2, 2018

APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940
FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE
 PROVISIONS OF SECTION 9(a) OF SUCH ACT

Written communications regarding this Application and copies of all orders should be addressed to the following persons:

Christopher Gilkerson, Esq. David Lekich, Esq. Mark Tellini, Esq.	Elizabeth A. Marino, Esq.
The Charles Schwab Corporation	Sidley Austin LLP
211 Main Street	60 State Street, 36th Floor
San Francisco, CA 94105	Boston, MA 02109

This Application consists of 26 pages.

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UNITED STATES OF AMERICA

Before the

SECURITIES AND EXCHANGE COMMISSION

In the Matter of CHARLES SCHWAB & CO. INC. 211 Main Street San Francisco, CA 94105 CHARLES SCHWAB INVESTMENT MANAGEMENT, INC. 211 Main Street San Francisco, CA 94105 File No. 812-[ ]	: : : : : : : : : : : : : : : : : : : : : : : : : :	APPLICATION PURSUANT TO SECTION 9(c) OF THE INVESTMENT COMPANY ACT OF 1940 FOR TEMPORARY AND PERMANENT ORDERS EXEMPTING APPLICANTS FROM THE PROVISIONS OF SECTION 9(a) OF SUCH ACT

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I.	Introduction and Summary of Application

Charles Schwab & Co., Inc. (“CS&Co.”) and with Charles Schwab Investment Management, Inc. (“CSIM” and collectively with CS&Co. the "Applicants" or  “Fund Servicing Applicants”) each respectfully submits this application (the “Application”) pursuant to Section 9(c) of the Investment Company Act of 1940 (the “Act”) for:  (1) a temporary order granting an exemption from Section 9(a) of the Act (the “Temporary Order”) pending the determination of the Securities and Exchange Commission (the “Commission”) on this Application for permanent exemption; and (2) a permanent order exempting the Covered Persons (as defined below) from the provisions of Section 9(a) of the Act (the “Permanent Order,” and together with the Temporary Order, the “Requested Orders”) in respect of the Injunction, as defined and described below, that would be entered into against CS&Co. in the Final Judgment described below.

As noted below, the Fund Servicing Applicants each serve as investment adviser (as defined in Section 2(a)(20) of the Act) to investment companies registered under the Act or series of such companies (“Funds”) or as principal underwriter (as defined in Section 2(a)(29) of the Act), as applicable, to open-end management investment companies registered under the Act (“Open-End Funds”).1  Appendix A to this Application identifies the Funds to which the Fund Servicing Applicants serve as investment adviser or principal underwriter as of the date of this Application.

1 A list of the Funds to which the Fund Servicing Applicants currently serve as investment adviser or principal underwriter, individual adviser or sub-adviser as of June 1, 2018 is contained in Appendix A hereto.  None of the Fund Servicing Applicants acts as an investment adviser to employees’ securities companies or investment companies that have elected to be treated as business development companies under the Act or as a principal underwriter to any registered unit investment trust (“UIT”) or registered face-amount certificate companies.
3

No existing company of which CS&Co. (other than the Fund Servicing Applicants) is an “affiliated person” within the meaning of Section 2(a)(3) of the Act (“Affiliated Person”) currently serves as an investment adviser (as defined in Section 2(a)(20) of the Act) to, or a depositor of, any registered investment company under the Act (“RIC”), an employees’ securities company under the Act (“ESC”) or an investment company that has elected to be treated as a business development company under the Act (“BDC”), or as a principal underwriter (as defined in Section 2(a)(29) of the Act) for any Open-End Fund, UIT, or face-amount certificate company registered under the Act (“FACC”) (such activities, the “Fund Servicing Activities”).  The Fund Servicing Applicants request that any relief granted by the Commission pursuant to this Application also apply to any existing company of which CS&Co. is an Affiliated Person and to any other company of which CS&Co. may become an Affiliated Person in the future (together with the Fund Servicing Applicants, the “Covered Persons”) with respect to any activity contemplated by Section 9(a) of the Act.  The Fund Servicing Applicants request that the Temporary Order remain in effect until the Commission acts on the Application for the Permanent Order.

II.	Background

A.	Fund Servicing Applicants

CS&Co., a California corporation, is registered as a broker-dealer under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), and as an investment adviser under the Investment Advisers Act of 1940, as amended (the “Advisers Act”), and is a wholly-owned indirect subsidiary of The Charles Schwab Corporation (“CS”), a Delaware corporation headquartered in San Francisco, California and listed on the New York Stock Exchange.  CS is a savings and loan holding company, incorporated in 1986, and engages, through its subsidiaries, in wealth management, securities brokerage, banking, asset management, custody and financial advisory services.  CS is the ultimate parent company of each of the Fund Servicing Applicants.  CS&Co. was organized in 1971.  CS&Co. serves as the principal underwriter for 85 Open-End Funds.

4

CSIM, a Delaware corporation, is registered as an investment adviser under the Advisers Act, and is a wholly owned direct subsidiary of CS.  CSIM was organized in 1989.  The assets under management of the Funds for which CSIM serves as registered investment adviser were approximately $330.7 billion as of March 31, 2018.2  CSIM serves as the investment adviser for 107 Open-End Funds.

B.            The Consent and the Final Judgment

CS&Co. anticipates that the Commission will file a complaint in federal district court relating to the above captioned proceeding (the “Complaint”) alleging violations of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder.  As discussed below, CS&Co. has agreed to consent to the entry of a Judgment by the U.S. District Court for the Northern District of California (“District Court”) against CS&Co., without admitting or denying the allegations made in the Complaint (the “Final Judgment”).

According to the Complaint, CS&Co. failed to file Suspicious Activity Reports (“SARs”) on suspicious transactions by independent investment advisers (“Advisers”) that CS&Co. terminated from its custodial platform in violation of Section 17(a) of the Exchange Act and Rule 17a-8 thereunder.  Such Advisers were not affiliated or associated with CS&Co.  CS&Co. terminated the Advisers for engaging in activity CS&Co. determined violated its internal policies and presented risk to CS&Co. or its customers.

2 CSIM had approximately $348.4 billion assets under management in the aggregate at that date.
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The Complaint alleges that (1) CS&Co.’s failure to file SARs during the 2012-2013 time period resulted from its inconsistent implementation of policies and procedures for identifying reportable transactions under the SAR Rule (31 C.F.R. § 1023.320(a)) when CS&Co. investigated and terminated Advisers from its custodial platform; (2) although CS&Co. took steps to investigate and terminate Advisers, CS&Co. did not have clear or consistent policies for the types of activities for which SARs needed to be filed; and (3) in a number of cases in which Advisers were terminated and there was reason for CS&Co. to suspect fraudulent activity, CS&Co. applied an unreasonably high standard for determining whether to file a SAR on the suspicious transactions.

CS&Co. anticipates submitting an executed Consent of the Defendant Charles Schwab & Co., Inc. to Entry of Final Judgment (the “Consent”), which will be presented to the District Court when the Commission files its Complaint.  In the Consent, solely for the purpose of proceedings brought by or on behalf of the Commission or in which the Commission is a party, CS&Co. anticipates that it will consent to the entry of the Final Judgment without admitting or denying the allegations made in the above-captioned proceeding (except as to personal and subject matter jurisdiction, which will be admitted).

The Final Judgment will permanently restrain and enjoin CS&Co. from violating Section 17(a) of the Exchange Act and Rule 17a-8 thereunder (the “Injunction”) and order CS&Co. to pay a civil penalty in the amount of $2,800,000.

III.	Application of Section 9 of the Act

Section 9(a)(2) of the Act provides, in pertinent part, that a person may not serve or act as, among other things, an investment adviser or depositor of any registered investment company, or as principal underwriter for any registered open-end investment company, registered unit investment trust or registered face-amount certificate company:
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if the person, by reason of any misconduct, is permanently or temporarily enjoined by order, judgment or decree of any court of competent jurisdiction from acting as an underwriter, broker, dealer, investment adviser . . .  or as an affiliated person, salesman, or employee of any investment company, bank, insurance company, or entity or person required to be registered under the Commodity Exchange Act, or from engaging in or continuing any conduct or practice in connection with any such activity or in connection with the purchase or sale of any security.

Section 9(a)(3) extends the prohibitions of Section 9(a)(2) to a company, any “affiliated person” of which is disqualified under the provisions of Section 9(a)(2).  “Affiliated person” is defined in Section 2(a)(3) of the Act to include, among others,

 (A) any person directly or indirectly owning, controlling, or holding with power to vote, five per centum or more of the outstanding voting securities of such other person; (B) any person five per centum or more of whose outstanding voting securities are directly or indirectly owned, controlled, or held with power to vote, by such other person; (C) any person directly or indirectly controlling, controlled by, or under common control with, such other person . . . .

The Injunction would result in the disqualification of CS&Co. from acting in the capacities specified in Section 9(a)(2) because CS&Co. would be permanently enjoined by the District Court from engaging in or continuing certain conduct and/or practices in connection with the offer or sale of any security.  Moreover, the Injunction would also result in the disqualification of each of the Fund Servicing Applicants under Section 9(a)(3) because CS&Co. is an Affiliated Person of each such Fund Servicing Applicants within the meaning of Section 2(a)(3) of the Act and would be subject to an injunction described in Section 9(a)(2).  Taken together, Sections 9(a)(2) and 9(a)(3) have the effect of precluding each of the Fund Servicing Applicants from engaging in Fund Servicing Activities.  Other Covered Persons similarly would be disqualified pursuant to Section 9(a)(3) were they to act in any of the capacities listed in Section 9(a).
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Section 9(c) of the Act provides that, upon application, the Commission shall by order grant an exemption from the provisions of Section 9(a), either unconditionally or on an appropriate temporary or other conditional basis, to any person if that person establishes that: (1) the prohibitions of Section 9(a), as applied to the person, are unduly or disproportionately severe; or (2) the conduct of the person has been such as not to make it against the public interest or protection of investors to grant the exemption.  In determining whether an exemption should be granted under Section 9(c), the Commission historically has analyzed the facts and circumstances of each case and has focused particularly on whether the parties seeking relief had no involvement in, or have remedied, the conduct that serves as the basis for disqualification under Section 9(a).3

As a result of the Injunction, the Fund Servicing Applicants submit this Application pursuant to Section 9(c) of the Act.  In order to ensure the eligibility of each of the Covered Persons to continue to provide, or to provide in the future, Fund Servicing Activities, the Fund Servicing Applicants respectfully request that the Commission grant the Requested Orders.

3 Cf. Applications for Relief from Disqualification, Investment Company Act Release No. 8689 (Feb. 26, 1975).
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IV.	Statement in Support of Application

The Fund Servicing Applicants believe they meet the standards for the exemption specified in Section 9(c).  The prohibitions of Section 9(a), if applied to Covered Persons, would be unduly or disproportionately severe, and the conduct of CS&Co. described in the Complaint is not such as to make it against the public interest or protection of investors to grant the exemption to the Fund Servicing Applicants or any other Covered Persons.  In support of their position that the Commission should issue the Requested Orders, the Fund Servicing Applicants assert the following statements.

A.	Limited Scope of the Conduct

The conduct described in the Complaint and Final Judgment (the “Conduct”) did not involve the Fund Servicing Applicants performing Fund Servicing Activities – rather, the conduct at issue involved CS&Co.’s SAR filing process for the third-party, independent Advisers that CS&Co. terminated from its custodial platform.  The Conduct similarly did not involve any Fund with respect to which Fund Servicing Applicants engaged in Fund Servicing Activities or their respective assets.  Imposing the statutory bar under Section 9(a) upon the Fund Servicing Applicants would result in material economic losses, and the operations of the Funds would be disrupted as they sought to engage new underwriters, advisers and/or sub-advisers, as the case may be.  Barring the Fund Servicing Applicants from providing Fund Servicing Activities as a result of the Conduct would be unduly and disproportionately severe.  These effects would be unduly severe given CSIM’s lack of involvement in the Conduct.

The duration of the conduct alleged in the Complaint was limited to a short time period beginning in 2012 and ending in 2013 and involved only 37 of the 83 terminated Advisers during that time period.  CS&Co. terminated its business relationship with the Advisers after determining that such Advisers violated CS&Co.’s internal policies and presented risk to CS&Co. or its customers.  Such Advisers were not affiliated or associated with CS&Co.  The Commission has alleged that CS&Co. failed to file SARs relating to the suspicious transactions of 37 of the 83 Advisers.
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The legislative history of Section 9 indicates that the purpose of the Section “was to get rid of persons with criminal records, persons who were under injunctions from the courts of competent jurisdiction for improper practices in connection with securities.”4  At the time Section 9 was adopted, investment companies typically were managed by relatively small partnerships.  It could not have been foreseen that investment advisers and other service providers to investment companies would in the future be part of large financial service organizations like CS and the Fund Servicing Applicants.  As a result, the drafters of the provision could not have intended that Section 9 would operate as it does in the present case.

In the absence of improper practices relating to their Fund Servicing Activities, therefore, the Fund Servicing Applicants submit that applying Section 9(a) to bar the Fund Servicing Applicants or other Covered Persons, who were not involved in the Conduct, from serving Funds and their shareholders would be unduly or disproportionately severe.

B.	Hardships on the Funds and their Shareholders

The inability of the Fund Servicing Applicants to continue to provide investment advisory and underwriting services to Funds would result in those Funds and millions of shareholders in the Funds facing unduly and disproportionately severe hardships.  Neither the protection of investors nor the public interest would be served by applying the Section 9(a) disqualifications to the Fund Servicing Applicants because those disqualifications would deprive the shareholders of the Funds of the investment advisory and underwriting services that shareholders expected the Funds would receive when they decided to invest in the Funds. The Conduct did not implicate any Fund Servicing Activities, utilize any of the assets of the Funds, or have any impact on the assets of the Funds.

4 Investment Trusts and Investment Companies: Hearings on S. 3580 Before the Subcomm. on Securities and Exchange of the Senate Comm. on Banking and Currency, 76th Cong., 3d Sess. 874 (1940) (statement of Judge Healy).
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Uncertainty caused by prohibiting the Fund Servicing Applicants from continuing to serve the Funds in an advisory and principal underwriter capacity would disrupt investment strategies and could result in significant net redemptions of shares of the Funds, which would frustrate efforts to manage effectively the Funds’ assets and could increase the Funds’ expense ratios to the detriment of non-redeeming shareholders.  In addition, although a suitable successor investment adviser or principal underwriter could replace the Fund Servicing Applicants, disqualifying the Fund Servicing Applicants could result in substantial costs to the Funds and their shareholders, in particular, because of the need to obtain shareholder approvals of new investment advisory agreements with the new adviser.  The prohibitions of Section 9(a) could, therefore, operate to the financial detriment of the Funds and their shareholders, which would be unduly and disproportionately severe.

C.	Adverse Effect on Fund Servicing Applicants

If CS&Co. was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and was unable to obtain the requested exemption, the effect on its current business and employees would be significant.  CS&Co. has committed capital and other resources to establish expertise in underwriting the securities of Open-End Funds and to establish distribution arrangements for Open-End Fund shares.  Without relief under Section 9(c), CS&Co. would lose the greater part of its business, potentially leading to sales force layoffs.  Without relief, CS&Co. would be prevented in the future from offering Open-End Fund share distribution services that could constitute a valuable part of the
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total  financial services it seeks to offer retail and institutional investors.  In addition, as of December 31, 2017, there were approximately 125 personnel supporting CS&Co.’s Open-End Fund business.5  Furthermore, CS&Co. has longstanding relationships with financial intermediaries based in part on its ability to offer a broad range of products for retail as well as institutional investors.  Depriving CS&Co. of the ability to offer Open-End Funds would place CS&Co. at a competitive disadvantage to other distributors who can offer intermediaries a full menu of products.

If CSIM was barred under Section 9(a) from providing investment advisory services to Funds and was unable to obtain the requested exemption, the effect on its business and employees would be severe.  CSIM has committed substantial capital and other resources over the past 29 years to establishing expertise in advising Funds with a view to continuing and expanding this business, which is considered strategically important.  If CSIM is denied relief, the result would mean the termination of its advisory relationships with its Fund clients.  Since CSIM’s advisory services to such Funds are substantially all of the advisory services it offers, and development of new advisory business for non-investment company clients would require a substantial amount of capital and time with uncertain prospects of success, CSIM would effectively be prevented from continuing its business.  Investment advisory services provided to Funds represents more than 94.9% of its assets under management as of March 31, 2018.  In addition, as of December 31, 2017, there were approximately 420 personnel supporting CSIM’s Fund business.6  Further, if the Requested Orders are not issued, highly valued long-term client relationships would be disrupted.  Prohibiting the Fund Servicing Applicants from providing Fund Servicing Activities would also negatively impact their ability to offer clients a complete range of financial services.

5 Approximately 96% of these individuals also support CSIM’s Fund business.
6 Includes those individuals noted above as supporting CS&Co.’s Open-End Fund business.
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CS&Co. and CSIM have millions of retail customers and if CS&Co. was barred under Section 9(a) from continuing to provide underwriting services to the Open-End Funds and CSIM was barred under Section 9(a) from providing investment advisory services to Funds, it would have an extreme and negative impact on such customers.

D.	Absence of Any Connection Between the Misconduct and Fund Servicing Applicants’ Fund Servicing Activities

The Conduct did not involve any of the Fund Servicing Applicants’ Fund Servicing Activities.  The Conduct did not involve any Fund, or the assets of any Fund, with respect to which any Fund Servicing Applicants provide Fund Servicing Activities.

E.	No Involvement of Fund Servicing Applicants’ Personnel

In furtherance of the foregoing, the Fund Servicing Applicants state that: (i) none of the current or former directors, officers or employees involved in Fund Servicing Activities of the Fund Servicing Applicants had any involvement in the Conduct; (ii) none of the CS&Co. employees who were directly responsible for determining whether a SAR filing was required for the Advisers had any involvement in Fund Servicing Activities and no such person remains in the employ of any of the Fund Servicing Applicants;7 and (iii) because the Conduct did not involve the performance of Fund Servicing Activities, shareholders of Funds were not affected any differently than if those Funds had received services from any other non-affiliated investment adviser or principal underwriter.

7 CS&Co. compliance personnel and its internal and external counsel have verified that the individuals who were directly responsible for determining whether a SAR filing was required for Advisers are not currently employed by any of the Fund Servicing Applicants.
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Accordingly, the Fund Servicing Applicants believe that the conduct of the personnel of the Fund Servicing Applicants has not been such as to make it against the public interest or the protection of investors to grant the requested exemption from Section 9(a) for the Fund Servicing Applicants.

F.	Remedial Actions

In the years since the Commission’s original examination which was the basis for the enforcement referral, CS&Co. has taken substantial remedial steps, to address the conduct at issue in the Complaint and Final Judgment, including the following:

•
CS&Co. made significant structural changes to streamline the SAR decision-making process when it terminates independent, third-party investment advisers.  The Adviser Services (“AS”) Surveillance and Investigations group, who investigates independent, third-party investment advisers for possible termination from CS&Co.’s custodial platform, now determines whether or not to file SARs related to independent, third-party investment adviser misconduct.  During the review period (2012-13), the SAR-filing determinations were done by another group within CS&Co.

•
CS&Co. added resources consistent with heightened regulatory expectations related to the filing of SARs for independent, third-party investment advisers, including significantly increasing the number of employees dedicated to anti-money laundering and fraud prevention, including employees with law enforcement backgrounds.

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•
CS&Co. increased the quantity, and improved the quality of, internal training for the AS Surveillance and Investigations group, as well as provided opportunities and funding for AS Personnel to attend industry conferences.  For example, CS&Co.:

o
Conducted training led by internal and external counsel as well as members of the anti-money laundering (“AML”) group regarding the SAR rules, the proper definition of suspicious activity and fraud under the SAR rules and risk issues particular to independent, third-party investment advisers;

o	Conducted training led by AML leadership regarding the SAR filing process;

o	Included training on SAR filings in its new hire materials;

o	Requires that certain personnel attend SAR-related webinars; and

o	Sponsored on-site presentations from law enforcement related to the importance of SAR filings.

CS&Co. thus has taken concrete steps to remediate the conduct at issue in the Complaint and Final Judgment and therefore significantly enhance CS&Co.’s Bank Secrecy Act program (“BSA Program”).

As a result of the foregoing, the Fund Servicing Applicants respectfully submit that granting the exemption requested in this Application is consistent with the public interest and the protection of investors.
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G.	Actions Taken with Respect to Funds

To provide further assurance that the exemptive relief being requested herein would be consistent with the public interest and the protection of the investors, the Fund Servicing Applicants undertake that they will, as soon as reasonably practical following the entry of the Injunction, distribute to the board of trustees (“Boards”) of the Funds written materials describing the circumstances that led to the Injunction, any impact on the Fund and this Application.  The written materials will include an offer to discuss the materials at an in-person meeting with the Boards of the Funds, including the trustees who are not “interested persons” of the Fund as defined in Section 2(a)(19) of the Act and their independent legal counsel as defined in rule 0-1(a)(6) under the Act.  The Fund Servicing Applicants undertake to provide such Funds’ Boards with all information concerning the Injunction and Requested Orders necessary for the Funds to fulfill their disclosure and other obligations under the federal securities laws and will provide them a copy of the Final Judgment entered by the Court.

H.	Fund Servicing Applicants’ Prior Section 9(c) Orders

None of the Fund Servicing Applicants nor any of their affiliates have previously applied for orders under Section 9(c).

I.	Applicants’ Conditions

The Applicants agree that any order granted by the Commission pursuant to this Application will be subject to the following conditions:

1.
Any temporary exemption granted pursuant to the Application shall be without prejudice to, and shall not limit the Commission’s rights in any manner with respect to, any Commission investigation of, or administrative proceedings involving or against, Covered Persons, including without limitation, the consideration by the Commission of a permanent exemption from Section 9(a) of the Act requested pursuant to the Application or the revocation or removal of any temporary exemptions granted under the Act in connection with the Application.

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2.
Each Applicant and Covered Person will adopt and implement policies and procedures reasonably designed to ensure that it will comply with the terms and conditions of the Requested Orders within 60 days of the date of the Permanent Order.

3.	CS&Co. will comply with the terms and conditions of the Consent.

4.
The Applicants will provide written notification to the Chief Counsel of the Commission’s Division of Investment Management with a copy to the Chief Counsel of the Commission’s Division of Enforcement of a material violation of the terms and conditions of the Requested Orders and Consent within 30 days of discovery of the material violation.

J.	Conclusion

For the reasons set forth above, the Fund Servicing Applicants meet the standards for exemption specified in Section 9(c) of the Act and, therefore, respectfully apply, on behalf of themselves and the Covered Persons, for the entry of the Requested Orders by the Commission.

V.	Authorization

Pursuant to Rule 0-2(f) under the Act, the Fund Servicing Applicants state that their addresses are as indicated on the cover page of this Application and further state that all communications or questions concerning this Application should be directed to:

Christopher Gilkerson, Esq., David Lekich, Esq. and Mark Tellini, Esq.
The Charles Schwab Corporation
211 Main Street
San Francisco, CA 94105
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with a copy to:

Elizabeth A. Marino, Esq.
Sidley Austin LLP
60 State Street, 36th Floor
Boston, MA 02109

The Fund Servicing Applicants request that the Commission issue the Requested Orders pursuant to Rule 0-5 under the Act without conducting a hearing.

Pursuant to Rule 0-2(c)(l) under the Act, each Fund Servicing Applicant states that, under the provisions of its governing instruments, the responsibility for the management of its affairs and business is vested in its Chief Executive Officer, Board of Directors or Trustees, officers or other governing body, as applicable.  Each Fund Servicing Applicant represents that the undersigned individual is authorized to file this Application in its name and on its behalf.  The certifications required by Rule 0-2(c)(l) under the Act are attached as Exhibits A-1 through A-2 of this Application, and the verifications required by Rule 0-2(d) under the Act are included in the signature pages to this Application.

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The Fund Servicing Applicant below has caused this Application to be duly signed on its behalf on July 2, 2018. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-1 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize the undersigned to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CHARLES SCHWAB & CO., INC.

By:	/s/ Christopher P. Gilkerson
Name:	Christopher P. Gilkerson, Esq.
Title:	Senior Vice President and General Counsel

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The Fund Servicing Applicant below has caused this Application to be duly signed on its behalf on July 2, 2018. The authorization required by rule 0-2(c) under the Act is included in Exhibit A-2 to this Application. All action by stockholders, trustees, directors, or other bodies necessary to authorize the deponent to execute and file such instrument has been taken. The undersigned is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of his knowledge, information and belief.

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

By:	/s/ David J. Lekich
Name:	David J. Lekich, Esq.
Title:	Senior Vice President and Chief Counsel

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Exhibit A-1

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and General Counsel of Charles Schwab & Co., Inc. certifies that this Application is signed by him pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this July 2, 2018.

CHARLES SCHWAB & CO., INC.

By:	/s/ Christopher P. Gilkerson
Name:	Christopher P. Gilkerson
Title:	Senior Vice President and General Counsel

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Exhibit A-2

Authorization

Officer’s Certificate

The undersigned, being duly elected Senior Vice President and Chief Counsel of Charles Schwab Investment Management, Inc. certifies that this Application is signed by him pursuant to the general authority vested in him.

IN WITNESS WHEREOF, I have set my hand this July 2, 2018.

CHARLES SCHWAB INVESTMENT MANAGEMENT, INC.

By:	/s/ David J. Lekich
Name:	David J. Lekich
Title:	Senior Vice President and Chief Counsel

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Appendix A

Part 1 — Funds

Registered Investment Company	Investment Adviser	Principal Underwiter

Schwab 1000 Index Fund	CSIM	CS&Co.
Schwab Global Real Estate Fund	CSIM	CS&Co.
Schwab California Tax-Free Bond Fund	CSIM	CS&Co.
Schwab GNMA Fund	CSIM	CS&Co.
Schwab Treasury Inflation Protected Securities Index Fund	CSIM	CS&Co.
Schwab Tax-Free Bond Fund	CSIM	CS&Co.
Schwab Intermediate-Term Bond Fund	CSIM	CS&Co.
Schwab Short-Term Bond Index Fund	CSIM	CS&Co.
Schwab U.S. Aggregate Bond Index Fund	CSIM	CS&Co.
Laudus International MarketMasters Fund	CSIM	CS&Co.
Laudus Small-Cap MarketMasters Fund	CSIM	CS&Co.
Schwab Core Equity Fund	CSIM	CS&Co.
Schwab Dividend Equity Fund	CSIM	CS&Co.
Schwab Health Care Fund	CSIM	CS&Co.
Schwab Fundamental Global Real Estate Index Fund	CSIM	CS&Co.
Schwab Fundamental International Large Company Index Fund	CSIM	CS&Co.
Schwab Fundamental U.S. Small Company Index Fund	CSIM	CS&Co.
Schwab Fundamental U.S. Large Company Index Fund	CSIM	CS&Co.
Schwab Hedged Equity Fund	CSIM	CS&Co.
Schwab International Core Equity Fund	CSIM	CS&Co.
Schwab International Index Fund	CSIM	CS&Co.
Schwab Large-Cap Growth Fund	CSIM	CS&Co.
Schwab MarketTrack All Equity Portfolio	CSIM	CS&Co.
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Schwab MarketTrack Balanced Portfolio	CSIM	CS&Co.
Schwab MarketTrack Conservative Portfolio	CSIM	CS&Co.
Schwab MarketTrack Growth Portfolio	CSIM	CS&Co.
Schwab Monthly Income Fund- Moderate Payout	CSIM	CS&Co.
Schwab Monthly Income Fund – Enhanced Payout	CSIM	CS&Co.
Schwab Monthly Income Fund – Maximum Payout	CSIM	CS&Co.
Schwab S&P 500 Index Fund	CSIM	CS&Co.
Schwab Small-Cap Equity Fund	CSIM	CS&Co.
Schwab Small-Cap Index Fund	CSIM	CS&Co.
Schwab Target 2010 Fund	CSIM	CS&Co.
Schwab Target 2015 Fund	CSIM	CS&Co.
Schwab Target 2020 Fund	CSIM	CS&Co.
Schwab Target 2025 Fund	CSIM	CS&Co.
Schwab Target 2030 Fund	CSIM	CS&Co.
Schwab Target 2035 Fund	CSIM	CS&Co.
Schwab Target 2040 Fund	CSIM	CS&Co.
Schwab Target 2045 Fund	CSIM	CS&Co.
Schwab Target 2050 Fund	CSIM	CS&Co.
Schwab Target 2055 Fund	CSIM	CS&Co.
Schwab Target 2060 Fund	CSIM	CS&Co.
Schwab Target 2010 Index Fund	CSIM	CS&Co.
Schwab Target 2015 Index Fund	CSIM	CS&Co.
Schwab Target 2020 Index Fund	CSIM	CS&Co.
Schwab Target 2025 Index Fund	CSIM	CS&Co.
Schwab Target 2030 Index Fund	CSIM	CS&Co.
Schwab Target 2035 Index Fund	CSIM	CS&Co.
Schwab Target 2040 Index Fund	CSIM	CS&Co.
Schwab Target 2045 Index Fund	CSIM	CS&Co.
Schwab Target 2050 Index Fund	CSIM	CS&Co.
Schwab Target 2055 Index Fund	CSIM	CS&Co.
Schwab Target 2060 Index Fund	CSIM	CS&Co.
Schwab Balanced Fund	CSIM	CS&Co.
Schwab Total Stock Market Index Fund	CSIM	CS&Co.
Schwab Fundamental Emerging Markets Large Company Index Fund	CSIM	CS&Co.
Schwab Fundamental International Small Company Index Fund	CSIM	CS&Co.

24

Schwab U.S. Large-Cap Growth Index Fund	CSIM	CS&Co.
Schwab U.S. Large-Cap Value Index Fund	CSIM	CS&Co.
Schwab U.S. Mid-Cap Index Fund	CSIM	CS&Co.
Schwab Advisor Cash Reserves	CSIM	CS&Co.
Schwab AMT Tax-Free Money Fund	CSIM	CS&Co.
Schwab California Municipal Money Fund	CSIM	CS&Co.
Schwab Cash Reserves	CSIM	CS&Co.
Schwab Government Money Fund	CSIM	CS&Co.
Schwab Investor Money Fund	CSIM	CS&Co.
Schwab Municipal Money Fund	CSIM	CS&Co.
Schwab New York Municipal Money Fund	CSIM	CS&Co.
Schwab Retirement Advantage Money Fund	CSIM	CS&Co.
Schwab Retirement Government Money Fund	CSIM	CS&Co.
Schwab Treasury Obligations Money Fund	CSIM	CS&Co.
Schwab U.S. Treasury Money Fund	CSIM	CS&Co.
Schwab Value Advantage Money Fund	CSIM	CS&Co.
Schwab Variable Share Price Money Fund	CSIM	CS&Co.
Schwab MarketTrack Growth Portfolio II	CSIM	CS&Co.
Schwab Government Money Market Portfolio	CSIM	CS&Co.
Schwab S&P 500 Index Portfolio	CSIM	CS&Co.
Schwab VIT Balanced Portfolio	CSIM	CS&Co.
Schwab VIT Balanced with Growth Portfolio	CSIM	CS&Co.
Schwab VIT Growth Portfolio	CSIM	CS&Co.
Schwab 1000 Index ETF	CSIM
Schwab U.S. Broad Market ETF	CSIM
Schwab U.S. Large-Cap ETF	CSIM
Schwab U.S. Large-Cap Growth ETF	CSIM
Schwab U.S. Large-Cap Value ETF	CSIM
Schwab U.S. Dividend Equity ETF	CSIM
Schwab U.S. Mid-Cap ETF	CSIM

25

Schwab U.S. Small-Cap ETF	CSIM
Schwab U.S. REIT ETF	CSIM
Schwab Fundamental U.S. Broad Market Index ETF	CSIM
Schwab Fundamental U.S. Large Company Index ETF	CSIM
Schwab Fundamental U.S. Small Company Index ETF	CSIM
Schwab International Equity ETF	CSIM
Schwab International Small-Cap Equity ETF	CSIM
Schwab Emerging Markets Equity ETF	CSIM
Schwab Fundamental International Large Company Index ETF	CSIM
Schwab Fundamental International Small Company Index ETF	CSIM
Schwab Fundamental Emerging Market Large Company Index ETF	CSIM
Schwab U.S. Aggregate Bond ETF	CSIM
Schwab Short-Term U.S. Treasury ETF	CSIM
Schwab Intermediate-Term U.S. Treasury ETF	CSIM
Schwab U.S. TIPS ETF	CSIM
Laudus Mondrian International Government Fixed Income Fund	CSIM	CS&Co.
Laudus Mondrian International Equity Fund	CSIM	CS&Co.
Laudus Mondrian Emerging Markets Fund	CSIM	CS&Co.
Laudus U.S. Large Cap Growth Fund	CSIM	CS&Co.

26